UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                       April 1,
2019
  Rishi Bajaj
  Managing Principal
  Altai Capital Management, L.P.
  1509 San Joaquin Plaza
  Newport Beach, CA 92660

          Re:     Amber Road, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on March 26, 2019 by Altai Capital Management, L.P., et al.
                  File No. 001-36360

  Dear Mr. Bajaj,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Proxy Statement

  1. Rule 14a-6(d) and Item 1(b) of Schedule 14A requires a statement, on the first page of the proxy statement, of the approximate date on which the proxy statement and form of proxy are first sent or given to stockholders. Please revise to include this information on page one.

  2. Please advise us how the participants have complied with Item 23 of
Schedule 14A.

  Proposal 1: Election of Directors, page 6

  3. Please refer to the following representation: "...in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock...will be vote for a substitute candidate selected by the Altai Group." Advise us, with a view toward revised disclosure, whether or not this statement is true given the registrant's nomination deadline specified in
     Section 5(b)(3) of its Amended and Restated Bylaws.

  4. As is contemplated by Note b. to Rule 14a-9, please provide us with the factual foundation upon which the participants relied to make the following assertions. Alternatively, please revise to delete or further qualify the assertions made.
 Rishi Bajaj
Altai Capital Management, L.P.
April 1, 2019
Page 2

        "...the Company has repeatedly failed to meet financial and operational targets established by its board..."

        "The Board has taken no apparent action to hold management accountable for their failures."

        "Notably, the Proposal offered cash, with no financing contingencies, and was made by a reputable and extremely well-funded party."

        "...there is no evidence that the Board meaningfully engaged with E2open or seriously considered the Proposal."

        "As a consequence of poor operational execution relative to both investor expectations and management projections, Amber Road's share price has dramatically underperformed its relevant market indices."

Form of Proxy

5. Under Rule 14a-4(d)(4), in order to solicit in support of nominees who, if elected, would constitute a minority of the board of directors, Altai must state on the form of proxy no assurance can be given that the Amber nominees will serve if elected with any of Altai's nominees. Although Altai makes this representation on page 8, reliance on the rule requires this statement to be found on the form of proxy as well. Please revise.

6. The express naming of Amber's nominee Kenneth H. Traub on pages six and twelve appears to be inconsistent with the participants' reliance upon Rule 14a-4(d). Please advise us, with a view towards revised disclosure, whether or not the participants believe that he can continue to be named without obtaining his consent as contemplated by Rule
14a-4(d)(1).

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions
cc: Aneliya S. Crawford, Esq.